Contact

www.linkedin.com/in/
andreaclairemorningstar (LinkedIn)
www.andreaclairemorningstar.com
(Personal)

Top Skills

Social Media Video
Remote Recording
Curriculum Development

Languages

English

Certifications

Professional Certification - Film
Production

Honors-Awards

Martin Luther King Student
Leadership Award
Chancellor's Award
Emmy Nomination
Emmy Award

Publications

Sleeper Lake Fire
"My Pen Pal"
Our Mysterious Something

Andrea Morningstar
Video Producer | Storyteller | Spirit Entrepreneur
Greater New Orleans Region

Summary

I'm an Emmy Award-winning documentary and commercial video producer and director, passionate about non-fiction storytelling and fostering human connection. From the first spark of an idea to the final cut, I'm deeply involved in every stage of production—writing, pitching, producing, casting, directing, and guiding post-production to bring projects to life.

Whether working on multi-channel corporate campaigns, short documentaries, scripted commercials, or public health initiatives, my goal is always the same: to create stories that resonate with audiences, reflect shared experiences, and inspire new perspectives. I believe the final product is a direct reflection of the process. When creativity, trust, and learning shape production, the resulting media has the power to connect people, introduce new ideas, and inspire meaningful action.

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Experience

Mamou Spirits
Co-Founder // Brand Storyteller
February 2025 - Present (3 months)
New Orleans, Louisiana, United States

We make botanical spirits inspired by the folk traditions of our diverse, storied region. Currently producing Traiteur Amaro - an Italian style liqueur featuring native Louisiana herbs.

The COOL Cooperative
Consulting Filmmaker
December 2024 - Present (5 months)
New Orleans, Louisiana, United States

As a Consulting Filmmaker at The COOL Cooperative, I've developed a documentary film production curriculum for high school and middle school programs in southeastern Louisiana. Collaborating with teachers throughout the region, the Historic New Orleans Collection, the Descendants Project and others, we are researching place-based narratives through students' lived experiences. Utilizing The COOL Cooperatives existing film production program and resources, we are bringing these stories to life on film! The resulting work will premiere at the New Orleans Film Festival in fall 2025.

Adtalem Global Education
Video Producer
December 2023 - Present (1 year 5 months)
Chicago, Illinois, United States

In my role as a Video Producer at Adtalem Global Education, I lead creative processes for multichannel campaigns, ensuring brand consistency and compelling narratives aligned with campaign objectives. I cast and script and direct video shoots and oversee vendors to uphold high standards for messaging and content.

Raconteuse Media
Video Producer, Director
May 2019 - Present (6 years)
New Orleans, LA

In my role as a Video Producer and Director at Raconteuse Media, I lead client acquisitions, develop concepts, and pitch compelling stories to international production companies, corporate, and non-profit clients. Specializing in creating high-quality commercial and documentary-style content, I focus on directing and producing episodic non-fiction with a strong emphasis on resonating with diverse audiences. Clients include PBS, NPR, BBC, German and Dutch public television, Verizon, USA Today, Bloomberg and many others.

Final Girls
Founder
April 2014 - Present (11 years 1 month)
Detroit, Michigan

DETROIT. WOMEN. FILMMAKERS.

Final Girls is a collective of professional filmmakers living and working in Metro Detroit. We share resources, host film screenings and networking events and hold the monthly meeting of the Detroit chapter of the international organization Film Fatales. Though we represent filmmaking in a wide array of genres, our name is derived from a horror film trope coined by film theorist Carol J. Clover in her 1992 book Men, Women, and Chainsaws: Gender in the Modern Horror Film.

For inquiries e-mail finalgirlsdetroit@gmail.com

Idea Decanter
Idea Kit Coach
May 2023 - June 2024 (1 year 2 months)
Seattle, Washington, United States

As an Idea Kit Coach (Video Producer and Editor) at Idea Decanter, I guided financial advisors through the video production process, remote directing and editing scripted videos for social media.

Coaching and On-Camera Support:
Adapted scripts and provided real-time coaching to help clients feel confident and natural on camera.
Offered guidance on delivery techniques, tone, and body language to ensure they communicated effectively and authentically.
Assisted clients in optimizing their home or office recording setups, including lighting, framing, and sound, to achieve a professional look and feel.

Video Editing:
Transformed raw footage recorded by clients into branded social media videos.
Incorporated graphics, transitions, and other visual elements to enhance the video's appeal and align with the client's brand identity.
Ensured technical excellence by balancing audio, color grading, and visual consistency across all content.

Client Collaboration:
Reviewed clients' recorded material, providing constructive feedback to ensure alignment with best practices.Communicated edits and updates effectively to deliver videos that met client expectations.

The final products optimized for use on multiple platforms, such as websites, email campaigns, and social media.

New Orleans Video Access Center
Filmmaking Mentor, Workshop Teacher
February 2018 - May 2022 (4 years 4 months)
New Orleans, Louisiana, United States

2022

Mentor and story producer to this NEA-funded cohort of native New Orleanian first-time filmmakers culminating in a quartet of short films about the idea of home. The films won an audience award at their premiere at the fall 2022 New Orleans Film Festival.

2018
Teacher of National Geographic funded documentary workshop for United Houma Nation Youth and workshops for adults in documentary storytelling, treatment writing and pitching.

School of Visual Arts
Mentor
September 2019 - May 2020 (9 months)
Greater New York City Area

I advise Master's students on their creative thesis work.

Detroit Public Television
Great Lakes Bureau Editor-in-Chief, Producer
February 2016 - February 2017 (1 year 1 month)
Detroit, MI

Chief content creator and editor for all original and licensed web, social media and broadcast copy, photography, and video.
• Partnership building between stakeholders in Canada and the US
• Uniting storytelling efforts by spearheading character-driven narratives to tell environmental and social justice stories
• Directing and editing video
• Working with commissioning editors and distribution partners such as PBS News Hour to cover nationally relevant
water issues
• Public speaking about bureau initiatives at national and international conferences

Apiary
Producer, Videographer, Editor
April 2013 - March 2016 (3 years)
Detroit, Michigan

Founder/Director/Producer specializing in humanizing, documentary style stories. Clients included University of Michigan, Michigan Radio, New Michigan Media, Michigan Economic Center, Focus Hope, Michigan Roundtable, Two James Spirits, and many more.

Interlochen Center for the Arts
Motion Picture Arts Instructor
June 2005 - August 2015 (10 years 3 months)
Interlochen, Michigan

• Taught screenwriting and supervised narrative film productions within the department.
• Established a documentary film program in 2012, providing advanced students with specialized training in documentary filmmaking.
• Designed and led a 3-week intensive program in documentary filmmaking for advanced students, focusing on practical, hands-on experience.
• Partnered with Michael Moore's Traverse City Film Festival each summer to produce documentary profiles of guest artists.
• Showcased student work, including documentary projects, on a dedicated Vimeo page: Student Work on Vimeo.

Northwestern Michigan College
Adjunct Faculty
September 2011 - June 2013 (1 year 10 months)
Traverse City, Michigan

Taught English Composition, Public Speaking and Theatre.

University of Missouri
Adjunct Faculty
January 2009 - May 2010 (1 year 5 months)

I taught an upper level Experimental Film and Video course, Final Cut Pro editing and Photoshop essentials.

This American Life
Writer/Producer
April 2003 - August 2003 (5 months)
Greater Chicago Area

I wrote, recorded and produced the feature story titled "My Pen Pal" about a Michigan girl's friendship with Manuel Noriega. www.thisamericanlife.org/radio-archives/episode/246/my-pen-pal

Education

University of Michigan
Bachelor of Fine Arts (BFA), New Genres · (1998 - 2001)

University of Wisconsin-Milwaukee

MFA, Cinematography and Film/Video Production · (2006 - 2008)

Salt Institute for Documentary Studies

Writing · (2004 - 2005)

Maine Media Workshops

PC, Film Production · (2002 - 2003)

New York University

Experimental Theatre · (1998 - 1998)